Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following memorandum was distributed to employees of Central Pacific Financial Corp. on August 19, 2004.

August 19, 2004

TO:	All Employees & Directors
FROM:	Clint
RE:	Important Reminder—CPF Special Meeting of Shareholders

By now you should have received your proxy materials for the special shareholders meeting to be held on September 13, 2004 to, among other things, approve the merger agreement by and between Central Pacific Financial Corp. and CB Bancshares, Inc. CB Bancshares will be holding its shareholders meeting on the same day to approve the merger agreement. Since each and every vote is important, a series of reminder letters with proxies have been mailed to shareholders that have not yet returned their proxies.

Hawaii Law requires that 75% of the outstanding shares of our common stock must vote to approve the merger, therefore the failure to vote has the same effect of voting "Against" approving the merger agreement (with the exception of shares held in your 401(k) Savings Plan—see details below).    Your board of directors recommends a vote "FOR" approval of the merger agreement and the three other proposals being considered by shareholders.

Some employees have asked about the voting process, so here's a brief overview of the mechanics of voting.

Generally, employees may be holding CPF stock in one of three forms: (1) direct registration; (2) indirectly, through a bank, broker or other financial institution; or (3) through the Central Pacific Bank 401(k) Retirement Savings Plan (the "Savings Plan").

  (1)
  Direct Registration:    This is generally stock for which you have taken delivery of the stock certificate. To vote these shares, please return the proxy card which you received in the postage-paid return envelope provided. Internet and telephone voting options also are provided and simple to follow instructions have been enclosed with your proxy materials. If you fail to vote direct registration shares, it will be equivalent to voting "against" approval of the merger agreement;

  (2)
  "Street Name" Bank or Broker Registration:    If you hold stock through a bank or broker, in so-called "street name," you will receive your proxy materials directly from your bank or broker (or its agent, usually ADP Proxy Services.) In order for your shares to be voted, you must return the voting instruction form you received in the postage-paid envelope provided. Internet and telephone voting options are also available and simple to follow instructions have been enclosed with your materials.

    It is important for you to remember that only your broker or bank can vote your shares on your behalf and they are prohibited from doing so unless they receive your specific voting instructions. If you fail to vote shares held on your behalf by a bank or broker it will be equivalent to voting "against" approval of the merger agreement; and

  (3)
  Savings Plan:    The Vanguard Group, Trustee of the Savings Plan, has distributed proxy materials to, and is accepting voting instructions from, Savings Plan participants. To direct the Trustee to vote CPF shares held on your behalf, you must return your proxy card you received in the postage-paid envelope provided. Internet and telephone voting options also are available and simple to follow instructions have been enclosed with your materials. If you fail to vote Savings Plan shares, the Trustee will vote your shares in the same proportion as the votes it receives from all other participants.

Two final reminders:

Multiple Accounts:    Some of you may hold CPF shares in two or three of the different registration forms described above. IF YOU HOLD STOCK IN MULTIPLE ACCOUNTS, YOU MUST RETURN EACH PROXY CARD YOU RECEIVE TO MAKE CERTAIN THAT ALL OF YOUR SHARES ARE VOTED. WHEN IN DOUBT, MARK, SIGN, DATE AND MAIL EACH SEPARATE CARD YOU RECEIVE.

Voting at the Special Meeting (Sept. 13):    Even if you plan to attend the Meeting, you will help your Company if you vote now by proxy. If you hold stock in "street name," you cannot vote your shares at the Meeting unless special arrangements are made with your bank or broker. Please return your proxy to your bank or broker in the postage paid envelope provided to make certain your shares are voted.

If you have any questions regarding the voting procedures or anything else related to the special shareholders' meeting, please contact Wayne Kirihara (x0687).

We appreciate all of your continued support and hard work toward our quest to build the best community bank for Hawaii. With your vote "FOR" approval of the merger agreement, you can help take us one step closer to achieving our goals.

Mahalo.

CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.